September 12, 2007

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

RE:          Zones, Inc.
Form 10-K, for Fiscal Year Ended December 31, 2006
Filed March 1, 2007
Forms 10-Q for the Fiscal Quarters Ended
March 31, 2007 and June 30, 2007
File No. 00-28448

To Whom It May Concern:

We have reviewed the additional comments included in your letter dated August 14, 2007 regarding our Form 10-K filing for the year ended December 31, 2006 and the Form 10-Q for the Quarterly Periods Ended March 31, 2007 and June 30, 2007.  For ease of reference, we have included the Staff’s comments in their entirety preceding each of our responses.  The numbers before our responses correspond to the comments contained in your letter.

Form 10-K for Fiscal Year Ended December 31, 2006

Consolidated Statements of Operations, page 30

1.
We reviewed your response to comment four in our letter dated July 12, 2007.  Please demonstrate for us the immateriality of service revenue relative to gross profit, income from operations and net income.  Otherwise, as previously requested, please revise management’s discussion and analysis to discuss the impact on your results of operations of changes in the mix of sales between sales of tangible products and service revenues.

We acknowledge the Staff’s response regarding the significance of service revenue to gross profit, income from operations and net income.  Total gross profit in 2006 was $71.5 million, of which $2.2 million related to services.  The $2.2 million in service gross profit impacted gross profit as a percent of sales by 20 basis points.  We do not believe the impact of service revenue on gross profit is significant enough to currently revise management’s discussion and analysis.  Should the impact to gross profit become more significant, we will revise our management discussion and analysis.  Regarding income from operations and net income, management does not evaluate the impact of service revenue as our current financial analysis does not allocate operating expenses to our service operations.

Consolidated Statements of Cash Flows, page 32
2.
We reviewed your response to comment five in our letter dated July 12, 2007.  Please clarify for us whether the counterparty to your inventory financing arrangement is a third-party financial institution, your supplier or a finance subsidiary of your supplier.  In responding to our comment, please reconcile for us the statement in your response letter that your inventory financing arrangement is a seller financing arrangement and the statements on pages 22 and 38 which indicate that your inventory financing arrangement is through a major financial institution.  If the inventory financing is provided by a financial institution and not your supplier, please revise your statement of cash flows to classify the borrowings and repayments under the facility in cash flows from financing activities.

We have reviewed your response in conjunction with FAS 95, as amended by FAS 104, along with certain speeches which reference the treatment of supplier financing on the Statement of Cash Flows.  This topic had been addressed with our previous auditors, PWC, for the audit period ended December 31, 2004.  In consultation with their national office, it was concluded that the cash flows were properly classified as operating cash flows at that time.  We continue to believe the conclusion reached in 2004 was reasonable.  However, we understand the SEC’s perspective communicated in a December 2005 SEC speech.  During this speech, the Staff member indicated if a typical flooring arrangement is through a financial institution and not the supplier, the payable activity should be shown as financing cash in-flow and repayments as financing cash out flow.  Based in part on this speech, and our reevaluation of the roles and responsibilities of the various parties involved in the arrangement, we will respectfully revise our statement of cash flows prospectively to classify the change in inventory financing payable in cash flows from financing activities.

In reaching the conclusion to revise our statements prospectively we have considered this reclassification in the context of SAB 99 and believe that it would not be a material change.  The staff stated in their interpretive response in SAB 99 that the reason there are no hard and fast guidelines to quantify materiality is “no general standards of materiality could be formulated to take into account all the considerations that enter into an experienced human judgment.”

The proposed change to our consolidated statement of cash flows reclassifies the amount related to inventory financing, disclosed as a separate line item, from operating activities to financing activities; resulting in a change to cash flows from operating activities with an equal and off-setting impact to cash flows from financing activities.  In assessing the materiality of our reclassification, SAB 99 directs that the significance of the change must be analyzed in the context of the financial statements taken as a whole.  We believe that taken as a whole, our financial statements are not materially impacted for the change in presentation. Management does not believe that reclassifying inventory financing from cash flows from operations to cash flows from financing will have a significant positive or negative market reaction because the revision does not impact our previously reported overall net change in cash and cash equivalents in our Consolidated Statements of Cash Flows for any period presented.   Additionally, this revision will not impact, for any period presented, our previously reported

•	Consolidated Balance Sheets,
•	Consolidated Statements of Operations, or
•	Consolidated Statements of Shareholders’ Equity.

In assessing the materiality of our reclassification from operating activities with an equal and off-setting impact to cash flows from financing activities, SAB 99 guides respondents to analyze the significance of the change in the context of the financial statements taken as a whole.  We believe that taken as a whole, our financial statements are not materially impacted for the change in presentation.  The reclassification will not impact covenants with our financial institutions.  Inventory financing was not classified as operations to conceal an unlawful transaction, nor will reclassifying it to financing have any effect on management’s compensation.

Based on the above, we will respectfully follow the Commissions recommendations for our filings beginning with the quarterly filing for the nine months ended September 30, 2007.

Notes to Consolidated Financial Statements, page 33

Note 2.  Summary of Significant Accounting Policies, page 33

Revenue Recognition, page 34
3.
We reviewed your response to comment six in our letter dated July 12, 2007.  Please tell us in more detail how you concluded that your catalog and internet sales of third-party products should be recorded on a gross basis, including those sales delivered to customers on a drop-ship basis by third-party suppliers.  In responding to our comment please address the following:

•
Tell us how you concluded that you are the primary obligor in these arrangements.  In this regard, the “Zones general terms and conditions of sale” posted on your website seem to suggest that the manufacturer/supplier is the primary obligor.  See, for example, the “warranties,” “limitation of liability,” and “return policy” sections of your terms and conditions of sale.

•
Explain to us whether the amount you earn is a fixed percentage of the total amount billed to the customer, or whether you earn a variable amount equal to the difference between selling price to the customer and the amount paid to the supplier.

•	Provide us support for your assertion that you bear inventory risk for returned products, given the “return policy” section of the terms and conditions of sale posted on your website.
•
Provide us support for your assertion that you select the supplier who provides the product to your customer, as it appears to us that many of the products you market have a unique supplier and that the supplier is identified on your website and in product catalogs.

With respect to your sales of third-party services, please clarify whether such sales are recorded on a gross or net basis.  While you state in the second paragraph of your response that all third-party services are recognized on a gross basis, your proposed revised revenue recognition policy makes no reference to your policy for sales of third party services, other than software maintenance contracts, software agency fees and extended warranties, which are recognized on a net basis.  Similar to information requested above with respect to sales of third-party products, tell us in more detail how you concluded that sales of third-party services should be recorded on a gross basis, to the extent applicable.  As previously requested, please tell us the pertinent terms of the service arrangements with your customers as well as the arrangements with the third-party service providers, including terms that are considered indicators of net revenue reporting.  We may have further comment.

With respect to the question of who is the primary obligor for our sale of tangible products, either direct from our warehouse or via drop-ship, Zones is the primary obligor.  Zones owns the established commercial relationship with the end user of the product.  Our customers purchase from Zones because we offer them the best solution that meets their needs regarding price, availability, information, fulfillment and service.   The customer orders the product through one of Zones sales channels, direct with one of our sales account executives or through the internet.  Our obligation to the customer is to fulfill their order for the products they purchased from Zones, deliver the products to the location requested and in the time directed by our customer.  The title to the product passes at the time of delivery, which completes the revenue cycle.  For all product sales we:

•	are the primary obligor;
•	have complete latitude in establishing price with the customer;
•	direct sourcing of the product (i.e. shipping from on hand inventory or selecting the product supplier who provides Zones the best product cost and/or availability);
•	bear credit risk for all sales; and,
•	bear complete inventory risk for any returned products authorized by us.

As outlined above, we meet the tenets of EITF 99-19 and record the sales of tangible products at gross sales amounts.

The warranties referenced on our website are very specific and relate exclusively to the limited manufacturer product warranties that are standard with the purchase of most tangible products.  This limited warranty from the manufacturer, typically 90 days from date of purchase, covers manufacturing defects.  Zones does not market or sell this warranty. This manufacturer warranty is quite different from the extended warranties that Zones sells to its customers.  The extended warranties we market and sell are on top of, and in addition to, the manufacturer’s limited warranty.  Extended warranties are sold separately to our customers and are recorded on a net basis in accordance with the indicators of EITF 99-19 as Zones is not the primary obligor to deliver the warranty service.

The limitation of liability referenced on our website is a legal disclaimer which holds Zones harmless should the product we sell be used for a purpose other than its intended use.  For example, should a customer use a computer purchased from Zones to perform an illegal act, Zones would not be held a party to the illegal act.  The limitation of liability does not alter our obligation to fulfill a product after our customer’s terms on an executed purchase order have been accepted.

Our return policy is at our discretion.  If a customer desires a return, we are their point of contact to authorize and/or initiate a return.  If the product is defective and is covered under the original manufacturer limited warranty, we refer the customer to the manufacturer to get the product repaired under those terms and conditions of warranty.  We have sole and complete discretion whether to accept a return; should we choose to accept a return, we issue the customer a return authorization number and we issue the credit to our customer upon receipt of the product.  In turn, our ability to return the product to our supplier is a separate and distinct transaction from the return authorization we’ve given to our customer, and is not assured; but we will pursue a return to our supplier to reduce our exposure of loss for returned products.

With regard to the question about margin on the sale of tangible products, either direct from our warehouse or via drop-ship, Zones  gross profit is determined by the difference between selling price (the price established between Zones and its customer) and amount paid to the vendor (the price agreed to between Zones and the supplier).  We do not have any relationships with vendors which would be defined by a fixed fee arrangement for tangible products sold for which revenue is recognized on a gross basis.   Accordingly, we negotiate with our customer on each sales transaction to establish our sales price which is based on many factors including, but not limited to, manufacturer list price, market tolerance, distribution cost to Zones and competitive pricing in the market.  Zones will always maximize its gross profits and incentivizes its sales account executives to support that goal.  Commissions are paid to our sales account executives based on the margin dollars generated on each sale.

With respect to the question regarding whether we bear inventory risk for customer product returns on the sale of tangible products, whether direct from our warehouse or via drop-ship, Zones does bear the risk for such returns.  Our return policies are at our sole discretion, although we will accept returns beyond our policies based on customer satisfaction considerations.  We remain obligated to make payment to our supplier for all purchases of product whether or not the customer retains the product or returns it.   Our website discloses that certain products that we sell do not have a right of return which supports our business decision to decline a return without effecting customer satisfaction.  As discussed above, Zones primary obligation is to fulfill product.  The right of return is at the discretion of Zones as our obligation to the customer ends at the point of delivery.  Should the customer wish to return a product procured from Zones, we are their exclusive point of contact.  We decide whether to accept the return; should we choose to accept a return, we issue the customer a return authorization number and we issue the credit to our customer upon receipt of the product.  In turn, our ability to return the product to our supplier is not assured; but we will pursue a return to the supplier to reduce our exposure of loss for returned products.

With respect to the question regarding whether we have the ability to select the supplier of tangible products, Zones offers over 150,000 products which we can source either direct from manufacturers such as Hewlett Packard, IBM or Lenovo; or from distributors such as Ingram Micro, Tech Data and Synnex.  In most cases, we can procure either direct from the manufacturer or from one of our distribution partners.  We leverage that choice as our ability to utilize our distributor partners to source products and maximize our profitability.  Per page 15 or our 2006 Annual Report, we sourced 56% of our products from distribution during the year.

With respect to third-party services, our customers come to us to fulfill the service.  As needed to supplement our own staff engineers, we may choose to employ a third-party to perform the service. In this case, the third-party provider is acting as an agent of Zones on a temporary basis.  For third-party services offered by Zones, we reviewed all indicators established in EITF 99-19 for both gross revenue reporting and net revenue reporting.  Based on the following indicators, we record third-party service revenues at the gross sales amounts.

•
We are the primary obligor to our customer.  We will fulfill the service needs of our customers either with our own engineering staff, or a provider we engage on a temporary basis to act on Zones’ behalf.

•
We have full latitude in establishing price with the customer.  Similar to tangible products, we negotiate each sale of a service with our customer and set price based on competitive pricing and market conditions.

•
We are able to select the third-party service provider we want to employee for each service engagement.  We have relationships with local and national providers so we can choose the provider that will best represent Zones with the customer and maximize our profitability.

•
We are obligated to compensate the service provider for work performed regardless of whether the customer accepts the work.  If the customer is not satisfied with the service provided, they come to Zones for remediation.

•	We bear credit risk. Should the customer not be satisfied with the service performed, we will bear any additional cost to re-perform the service, or we will credit the customer for any amounts billed.

*           *           *           *

Sincerely,

/S/ RONALD MCFADDEN

Ronald McFadden
Senior Vice President and
Chief Financial Officer